UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-37694

 NORBORD INC.

(Translation of the registrant’s name into English)

1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s registration statements on Form F-10 (File No. 333-230459), Form F-3 (File No. 333-220258) and Form S-8 (File Nos. 333-213179 and 333-211895).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Management Proxy Circular for the Annual Meeting of Shareholders
99.2	Annual Report for the year ended December 31, 2019
99.3	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORBORD INC.

Date: March 26, 2020	By:	/s/ Tracy Connelly McGilley
Name: Tracy Connelly McGilley
Title: General Counsel & Corporate Secretary